Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors of CVR GP, LLC
The Managing General Partner of CVR Partners, LP:
We consent to the use of our report included herein and to the reference to our firm under the headings “Summary Historical and Pro Forma Consolidated Financial Information,” “Selected Historical Consolidated Financial Information,” and “Experts” in the prospectus.
Our report dated February 26, 2008 contains an explanatory paragraph that states that as discussed in note 1 to the consolidated financial statements, effective June 24, 2005, the Successor acquired the net assets of the Immediate Predecessor in a business combination accounted for as a purchase. As a result of this acquisition, the consolidated financial statements for the periods after the acquisition are presented on a different cost basis than that for the period before the acquisition and, therefore, are not comparable.
/s/  KPMG LLP

Kansas City, Missouri
February 26, 2008